SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CARRIES OVER 18.9M GUESTS IN AUG

TRAFFIC GROWS 11% TO 18.9M GUESTS

Ryanair Holdings plc today (Mon, 4 Sep) released August 2023 traffic stats as follows:

	Aug 22	Aug 23	Change
Guests	16.9m	18.9m	+11%
L. Fact	96%	96%	0%

Ryanair operated over 103,000 flights in August 2023. Regrettably, over 350 flights (63,000 pax) were cancelled on 28th/29th Aug due to NATS ATC computer "failure" which has still not been explained.

Rolling	Aug 22	Aug 23	Change
Guests	147.8m	177.4m	+20%
L. Fact	89%	94%	+5% pts

ENDS

For further info
please contact:
                                    Ryanair Press Office
                                    Tel: +353-1-9451799
                                    press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 4 September, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary